Exhibit 99.2

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 31, 2021, by and among (i) Fuwei Films (Holdings) Co., Ltd., a Cayman Islands exempted company (“FFHL”); (ii) Enesoon New Energy Limited, a British Virgin Islands company (the “Company”), (iii) the current shareholders of the Company, whose signatures have been included in the signatures to this Agreement (collectively, the “Sellers”). 爱能森新能源（深圳）有限公司 (the “Key Company Subsidiary”) joins as a party to this Agreement solely for the purposes of Section 6.2 and Article 9. FFHL, the Company and the Sellers are individually referred to herein as a “Party” and collectively, the “Parties.”

RECITALS

A.                 The Company is a holding company whose subsidiaries engage in the business of Green Thermal Energy Storage in the People’s Republic of China (“PRC”).

B.                  FFHL is a holding company whose ordinary shares (“Ordinary Shares”) are registered with the Securities and Exchange Commission (“SEC”).

C.                  The Sellers collectively own 111,111,111 ordinary shares of the Company, each with a par value of $0.01 USD, which represent all of issued and outstanding shares of the Company.

D.                 FFHL desires to acquire all of the issued and outstanding shares of the Company from the Sellers in exchange for the issuance of, aggregate amount of 111,111,111 newly issued Ordinary Shares pursuant to the terms and conditions set forth herein.

E.                  As a result of the transactions contemplated herein, it is the intent of the Parties that the Company will be a wholly owned subsidiary of FFHL.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, representations and promises set forth herein, the Parties agree as follows:

Article 1.
DEFINITIONS

1.1.             Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

“Affiliate” of any Person means any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Bribery and Corruption Laws” means (a) the US Foreign Corrupt Practices Act of 1977 and the rules and regulations issued thereunder; (b) the U.K. Bribery Act of 2010; (c) the Prevention of Bribery Ordinance (Chapter 201) of Hong Kong; (d) provisions in the Criminal Law of the PRC and the Anti-Unfair Competition Law of the PRC that deal with bribery and corruption; (e) the Anti-Corruption Act of the Cayman Islands, in the case of (a) to (e) each as supplemented, amended, re-enacted or replaced from time to time; and (f) any other applicable law that relates to bribery or corruption.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3.

“Bulletin 7” means Bulletin No. 7 issued by the PRC State Administration of Taxation on February 3, 2015, titled “Bulletin on Certain Questions relating to the Enterprise Income Tax of Indirect Transfers of Assets by Non-Resident Enterprises (关于非居民企业间接转让财产企业所得税若干问题的公告)”, and any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having similar subject matter thereof.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC, the Cayman Islands, the British Virgin Islands, or New York are required or authorized by law or executive order to close.

“Claim Notice” has the meaning set forth in Section 9.4.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Schedule” means the disclosure schedule dated as of the hereof attached as Exhibit A to this Agreement.

“Company Material Adverse Effect” means any fact, event, circumstance, change, or effect (each, an “Effect”) that, individually or in the aggregate with all other Effects, (i) has or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities, business, prospects or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays, or materially impairs the ability of the Sellers or the Company to consummate the Closing; provided, however, that in the case of clause (i) only, no Effects arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (A) changes in U.S. GAAP or PRC GAAP or other applicable accounting standards or the interpretation or enforcement thereof after the date of this Agreement; (B) any outbreak or escalation of pandemic, hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (C) any changes after the date hereof in general political, tax, economic or business conditions in the PRC, or any country or region in the world in which the Company or its Subsidiaries does business, or any changes in securities, credit or capital market conditions, including interest rates or exchange rates; (D) actions or omissions of the Company or any of its Subsidiaries (x) that are expressly required by this Agreement, (y) taken with the prior written consent of FFHL, or (z) taken at the written request of FFHL; (E) any breach of this Agreement by FFHL; provided, that the effect of such changes described in clauses (A), (B) and (C) shall not be excluded to the extent of the disproportionate impact, if any, they have on the Company and its Subsidiaries relative to other participants in the green thermal energy storage industry.

“Company Shares” has the meaning set forth in Section 2.1.

“Concession Agreement” means with respect to each heating project Contract under which a Group Company has or will generate revenues from its client, the contract that the applicable client has entered into with a competent Governmental Authority and giving the applicable client the exclusive right to legally operate such heating project during a term no shorter than the heating project Contract between such client and the applicable Group Company.

“Contract” means as to any Person, any written or oral agreement, contract, note, instrument, indenture, lease, mortgage, bond, arrangement, understanding, undertaking, obligation and commitment to which that Person is a party or by which any of that Person’s properties or assets are bound.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect” in this Section 1.1.

“Financial Statements” has the meaning set forth in Section 4.8.

“FFHL” has the meaning set forth in the Preamble. For the avoidance of doubt, the term “FFHL” shall not include any of its Subsidiaries.

“FFHL Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement attached as Exhibit B to this Agreement.

“FFHL Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (i) has or would reasonably be expected to have, immediately after the Closing, a material adverse effect on the results of operations, assets, liabilities, business, prospects or condition (financial or otherwise) of FFHL, the Company, and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays, or materially impairs the ability of FFHL to consummate the Closing, provided, however, that in the case of clause (i), no Effects arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a FFHL Material Adverse Effect has occurred or is reasonably expected to occur: (A) the results of operations, assets, business, financial condition or the capital stock of any of FFHL’s Subsidiaries, the Company, or the Company’s Subsidiaries, (B) changes in U.S. GAAP or other applicable accounting standards or the interpretation or enforcement thereof after the date of this Agreement; (C) any changes after the date hereof in general political, tax, economic or business conditions in the United States, the PRC, or any country or region in the world in which FFHL does business, or any changes in securities, credit or capital market conditions, including interest rates or exchange rates; (D) any outbreak or escalation of pandemic, hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters; (E) actions or omissions of FFHL or any of its Subsidiaries (x) that are expressly required by this Agreement, (y) taken with the prior written consent of the Sellers or the Company or (z) taken at the written request of the Sellers or the Company; (F) any breach of this Agreement by the Sellers or the Company; (G) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position; (H) any decline in the market price, or change in trading volume, of the capital stock of FFHL; (I) any change or prospective change in FFHL’s credit ratings; or (J) the public disclosure of this Agreement or the Transactions or the consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement or the Transactions.

“Governmental Authority” means any federal, state, provincial or local governmental, regulatory or administrative body, agency or authority, any court, tribunal or judicial authority, and any self-regulatory organization (including any applicable stock exchange) or quasigovernmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), whether foreign or domestic.

“Group Companies” means, collectively, the Company and its Subsidiaries.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness for borrowed money, (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (c) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the Sellers or bank under such agreement in the event of default are limited to repossession or sale of such property), (f) all monetary obligations under any leasing or similar arrangement which, in connection with U.S. GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, and (g) all indebtedness referred to in clauses (a) through (f) above secured by any Lien in any property or assets owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

“Information” has the meaning set forth in Section 6.2.

“Intellectual Property Rights” means any and all intellectual property rights and other similar proprietary rights in any jurisdiction, whether registered or unregistered, whether owned or held for use under license, including all rights and interests pertaining to or deriving from: (a) patents and patent applications, reexaminations, extensions and counterparts (including any reissues, divisionals, renewals, provisionals, continuations or continuations-in-part thereof) claiming priority therefrom; inventions, invention disclosures, discoveries and improvements, whether or not patentable, (b) computer software and firmware, including data files, source code, object code and software-related specifications and documentation, (c) works of authorship, (d) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory Law and common law), business, technical and know-how information, non-public information, and confidential information and rights to limit the use or disclosure thereof by any Person, (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos and the goodwill associated therewith, (f) proprietary databases and data compilations and all documentation relating to the foregoing, including manuals, memoranda and records and (g) domain names; including in each case any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority in any jurisdiction.

“Law” means any federal, state or local statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Lien” means any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction.

“Losses” means any and all losses, claims, damages, liabilities, settlement, costs and expenses, including, without limitation, reasonable attorneys’ fees.

“Material Permits” has the meaning set forth in Section 3.9.

“Material FFHL Contract” has the meaning set forth in Section 3.12(a)(x).

“Material Company Contract” has the meaning set forth in Section 4.14(a).

“NASDAQ” means the Nasdaq Stock Market.

“NASDAQ Approval” has the meaning set forth in Section 7.10.

“Ordinary Shares” has the meaning set forth in the Recitals.

“Party” and “Parties” has the meaning set forth in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a Governmental Authority and any other legal entity.

“PRC” has the meaning set forth in the Recitals.

“PRC GAAP” means PRC generally accepted accounting principles.

“PRC Governmental Authorization” means any approval, consent, permit, authorization, filing, registration, exemption, waiver, endorsement, annual inspection, qualification and license required by applicable PRC Law to be obtained from any Governmental Authority.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, a partial proceeding, such as a deposition), whether pending or threatened in writing.

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchase Price Shares” has the meaning set forth in Section 2.1.

“SAFE” means the State Administration of Foreign Exchange of the PRC.

“SAFE Rules and Regulations” has the meaning set forth in Section 7.8.

“SEC” has the meaning set forth in the Recitals.

“SEC Reports” has the meaning set forth in Section 3.7.

“Sellers Directors” means the individuals appointed by the Sellers to the board of directors of FFHL in accordance with the memorandum and articles of association of FFHL and applicable Law.

“Sellers Officers” means the individuals appointed by the Sellers to be officers of FFHL in accordance with the memorandum and articles of association of FFHL and applicable Law.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” has the meaning set forth in the Preamble.

“Subsidiary” of any Person means (i) any other Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than a fifty percent (50%) interest in the profits or capital of such entity are owned or controlled directly or indirectly by such Person or through one (1) or more Subsidiaries of such Person, (ii) any other Person whose financial results, or portions thereof, are consolidated with those of such Person in accordance with applicable accounting standards, or (iii) any other Person with respect to which such Person has the power to otherwise direct the business and policies of that Person, directly or indirectly through another Subsidiary. For the avoidance of doubt, the Subsidiaries of the Company shall include 爱能森新能源（深圳）有限公司, and any other Person formed or acquired after the date hereof but prior to the Closing that meets the definition of a “Subsidiary” of the Company at the time when such determination is made.

“Tax” or “Taxes” means any and all applicable central, federal, provincial, state, local, municipal and foreign taxes, charges, levies or other assessments, including, but not limited to, income, excise, gross receipts, property, sales, use, ad valorem, transfer, franchise, profit, license, withholding, payroll, employment, severance, stamp, occupation, windfall profit, social security and unemployment or other taxes imposed by the United States or any agency or instrumentality thereof, any state, county, local or foreign government, or any agency or instrumentality thereof, together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other person with respect to any such amounts.

“Transactions” means the transactions contemplated by this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles.

1.2.             Usage. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Words denoting any gender shall include all genders (including the neutral gender). Where a word is defined herein, references to the singular shall include references to the plural and vice versa. References to any statute include any rules and regulations promulgated thereunder, and references to any statute, rule or regulation are to such statute, rule or regulation as amended, modified or supplemented from time to time in accordance with applicable Law. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The word “party” is to be deemed to refer to a party hereto. All references to “US$” and “dollars” shall be deemed to refer to United States currency unless otherwise specifically provided. For the avoidance of doubt, any representation or warranty given with respect to FFHL only applies to FFHL but not its Subsidiaries. All references to a day or days shall be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided. The recitals (as set out in the “whereas” clauses following the preamble of this Agreement are being made for information purposes only; the recitals are not, and shall not be construed to be, representations, warranties or covenants of any Party, and shall have no legal effect.

Article 2.
SALE AND PURCHASE OF SECURITIES

2.1.             Sale of Securities. Subject to the terms and upon the conditions set forth herein, at the Closing, each Seller agree to sell, assign, transfer and deliver to FFHL, and FFHL agrees to acquire from such Seller, the number of issued shares of the Company, each share with a par value of US$0.01 (the “Company Shares”) held by such Seller as set forth opposite the name of such Seller in column II of Schedule A hereto, consisting in the aggregate of 111,111,111 Company Shares, in exchange for the issuance to such Seller of the number of newly issued Ordinary Shares set forth opposite the name of such Seller in column III of Schedule A hereto, representing an aggregate purchase price of 111,111,111 Ordinary Shares (with respect to each Seller, individually, its “Seller Purchase Price Shares” and, collectively, the “Purchase Price Shares”). For the avoidance of doubt, FFHL will not be obligated to perform its obligations under this Article 2 if not all the Company Shares will be transferred to FFHL free of any Lien or other encumbrances as of the Closing.

2.2.             Closing. Unless otherwise mutually agreed in writing between FFHL and the Sellers, the closing of the Transactions (the “Closing”) shall take place on the fifth (5th) Business Day following the satisfaction, or waiver by the Party entitled to the benefit thereof, of all conditions set forth in Articles 7 and 8 (other than the conditions that are by their nature to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) at the offices of FFHL located at No. 387 Dongming Road, Weifang Shandong, PRC. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

2.3.             Deliverables at Closing.

(a)                Closing Deliverables by the Sellers and the Company. At the Closing, the Sellers and the Company (as applicable) shall deliver to FFHL:

(i)                 a copy of the register of members of the Company, dated as of the Closing Date and duly certified by the registered agent of the Company, evidencing the ownership by FFHL of all the Company Shares in fully paid form;

(ii)               instruments of transfer in respect of the transfer of all the Company Shares to FFHL, duly executed by each Seller;

(iii)             a copy of a share certificate representing all the Company Shares in the name of FFHL, duly executed on behalf of the Company, evidencing the ownership by FFHL of the Company Shares. The Sellers shall deliver the original share certificate to FFHL promptly after the Closing;

(iv)              a certificate of incumbency issued by the registered agent of the Company in the British Virgin Islands as of a date not earlier than three (3) Business Days before the Closing Date;

(v)                a legal opinion from Appleby, British Virgin Islands counsel to the Company, dated as of the Closing Date, in form and substance reasonably acceptable to FFHL; and

(vi)              a legal opinion from Grandall Law Firm (Shenzhen), PRC counsel to the Company, dated as of the Closing Date, in form and substance reasonably acceptable to FFHL.

(b)	Closing Deliverables by FFHL. At the Closing, FFHL shall deliver to the Sellers:

(i)                 a copy of the register of members of FFHL, dated as of the Closing Date and duly certified by the share registrar of FFHL, evidencing the ownership by each of the Sellers of its Seller Purchase Price Shares in fully paid form;

(ii)               a copy of one duly executed share certificate to each Seller evidencing issuance to such Seller of its Seller Purchase Price Shares, with an original share certificate being delivered to each Seller promptly after the Closing;

(iii)             a certificate of incumbency issued by the registered office provider of FFHL in the Cayman Islands as of a date not earlier than three (3) Business Days before the Closing Date;

(iv)              a resignation letter from each of the directors and executive officers of FFHL as of immediately prior to the Closing, effective as of the Closing Date;

(v)                a copy of the board resolutions of FFHL approving the appointment of the Sellers Directors as directors of FFHL and the Sellers Officers as officers of FFHL effective as of the Closing Date; and

(vi)              the register of directors and officers of FFHL, dated as of the Closing Date and duly certified by the registered office provider of the Company, evidencing the appointment of each of the Sellers Directors as directors of FFHL and the Sellers Officers as officers of FFHL.

2.4.             Restricted Securities. The Purchase Price Shares shall be issued pursuant to exemptions from the registration requirements of the Securities Act, and shall accordingly bear a restrictive legend as set forth in Section 5.3.

Article 3.
REPRESENTATIONS AND WARRANTIES OF FFHL

FFHL hereby represents and warrants to the Company and the Sellers, except (a) as otherwise disclosed in the corresponding section of the FFHL Disclosure Schedule (it being agreed that disclosure of any item in any section of the FFHL Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such items is reasonably apparent on the face of such disclosure), or (b) as disclosed in FFHL’s SEC Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding risk factors contained under the heading “Risk Factors,” “Forward-Looking Statements” or any disclosures of risks that are similarly predictive and forward-looking in nature), that, as of the date of this Agreement and as of the Closing Date:

3.1.             Organization, Standing and Power. FFHL is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, with the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense.

3.2.             Subsidiaries. SEC Reports list all of the Subsidiaries of FFHL.

3.3.             Authorization; Enforcement. FFHL has the requisite corporate authority to enter into and to consummate the Transactions and otherwise to carry out its obligations in accordance with the terms hereof. The execution and delivery of this Agreement by FFHL and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of FFHL and no further corporate consent or action is required by FFHL. This Agreement has been (or upon delivery will be) duly executed by FFHL and is, or when delivered in accordance with the terms hereof, will constitute, the valid and binding obligation of FFHL enforceable against FFHL in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

3.4.             No Conflicts. Except as set forth on Section 3.4 of the FFHL Disclosure Schedule, neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will: (i) violate any provision of the charter documents of FFHL; (ii) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to, any right of termination, cancellation, imposition of fees or penalties under any Contract to which FFHL is a party or by which FFHL or its assets or properties is bound; (iii) result in the creation or imposition of any Lien upon any property or assets of FFHL under any Contract to which FFHL is a party or by which FFHL or any of its assets or properties is or may be bound; or (iv) violate any Law applicable to FFHL, except in the case of clause (ii), (iii) and (iv) above, for such violations, conflicts, defaults or rights which would not, individually or in the aggregate, reasonably be expected to have a FFHL Material Adverse Effect.

3.5.             Capitalization. FFHL is authorized to issue 5,000,000 Ordinary Shares. As of the date hereof, FFHL has 3,265,837Ordinary Shares outstanding. All of the issued and outstanding shares are duly authorized, validly issued, fully paid and non-assessable and have been issued in compliance in all material respects with all applicable securities laws. Except as set forth in Section 3.5 of the FFHL Disclosure Schedule, FFHL does not have outstanding any options, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or has not entered into any agreement giving any Person any right to subscribe for or acquire, any Ordinary Shares, or securities or rights convertible or exchangeable into Ordinary Shares. Except for customary adjustments as a result of share dividends, share splits, combinations of shares, reorganizations, recapitalizations, reclassifications or other similar events as set forth in Section 3.5 of the FFHL Disclosure Schedule, there are no anti-dilution or price adjustment provisions contained in any security issued by FFHL (or in any agreement providing rights to security holders) and the issuance and sale of the Purchase Price Shares and the consummation of the Transactions will not obligate FFHL to issue any Ordinary Shares or other securities to any Person (other than the Sellers) and will not result in a right of any holder of securities to adjust the exercise, conversion, exchange or reset price under such securities.

3.6.             Consents and Approvals. Except as set forth in Section 3.6 of the FFHL Disclosure Schedule, no consent is required by any Person pursuant to any Contract to which FFHL is a party or any Governmental Authority (other than NASDAQ), in connection with the execution, delivery and performance by FFHL of this Agreement, or the consummation of the Transactions.

3.7.             SEC Filings; Financial Statements.

(a)                FFHL is a “foreign private issuer” as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act. Since June 30, 2020, all statements, reports, schedules, forms and other documents required to have been filed by FFHL with the SEC (“SEC Reports”) under the Securities Act and the Exchange Act have been so filed and on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act; and (ii) none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. FFHL has a class of securities registered under the Exchange Act. FFHL’s fiscal year ends on December 31 and such fiscal year has been determined and approved by FFHL’s board of directors.

(b)                The SEC Reports contain a correct and complete copy of the audited financial statements (including, in each case, any related notes thereto), on a consolidated basis, prepared in accordance with the published rules and regulations of any applicable governmental entity and with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and audited by an independent accountant. Such financial statements fairly present in all material respects the financial position of FFHL, on a consolidated basis, at the respective dates thereof and the results of its operations and cash flows for the periods indicated.

3.8.             Litigation; Claims and Legal Proceedings. Except as set forth in Section 3.8 of the FFHL Disclosure Schedule, as of the date of this Agreement, (a) there are no material Proceedings by any Governmental Authority or other Person pending or, to the knowledge of FFHL, threatened against FFHL, and (b) there are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which FFHL is a party.

3.9.             Licenses, Permits, Authorizations, Etc. FFHL has obtained and possesses all certificates, authorizations, licenses, approvals, filings and permits issued by the appropriate Governmental Authorities necessary to conduct its business as presently conducted (“Material Permits”), except where the failure to possess such permits would not, individually or in the aggregate, reasonably be expected to result in a FFHL Material Adverse Effect. FFHL has not received any notification of any failure by it to have obtained any Material Permits or any written notice of Proceedings relating to the revocation or modification of any Material Permits.

3.10.          Compliance. Except as would not reasonably be expected to have a FFHL Material Adverse Effect, FFHL has complied, and is in compliance with, all Laws applicable to the operation of its business and to its employees. FFHL has not received any notification of any asserted present or past unremedied failure by FFHL to comply with any Laws, which failure is reasonably expected to have a FFHL Material Adverse Effect. FFHL has been conducting its business activities within the permitted scope of business or is otherwise operating its businesses in material compliance with all relevant Laws and Material Permits, except where the failure to comply would not, individually or in the aggregate, reasonably be expected to result in an FFHL Material Adverse Effect.

3.11.          Property. FFHL does not own any property or assets (other than its equity interest in its Subsidiaries), and is not a party to any lease for property or assets.

3.12.          Contracts.

(a)                Except as set forth in Section 3.12 of the FFHL Disclosure Schedule and except for the Contracts disclosed in or filed as exhibits to the SEC Reports, FFHL is not a party to or otherwise is bound by any of the following Contracts that will not have been fully performed or terminated on or prior to the Closing:

(i)                 any Contract that would be required to be filed by FFHL pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)               any joint venture contracts, strategic cooperation or partnership arrangements, or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by FFHL with any third party involving more than US$1,000,000;

(iii)             any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) of material properties or assets of FFHL for aggregate consideration in excess of US$1,000,000, except for those or entered into in the ordinary course of business;

(iv)              any Contract involving the payment or receipt of amounts by FFHL of more than US$1,000,000 annually, except for those entered into in the ordinary course of business;

(v)                any Contract relating to Indebtedness having an outstanding amount of more than US$1,000,000 in the aggregate;

(vi)              any Contract that restricts the ability of FFHL to compete in any geographic area, industry or line of business;

(vii)            any Contract that contains a put, call or similar right pursuant to which FFHL could be required to purchase or sell, as applicable, any equity interests or assets of any Person of more than US$1,000,000;

(viii)          any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of FFHL; (B) pledging of share capital of FFHL or (C) issuance of guaranty by FFHL;

(ix)              any Contract between FFHL, on the one hand, and any Person beneficially owning five percent (5%) or more of the Ordinary Shares (or their respective Affiliates), on the other hand, other than any Contracts with respect to employment or directorship arrangement entered into the ordinary course of business; and

(x)                any other Contract that is material to FFHL.

Each such Contract described in clauses (i) to (x) above is referred to herein as a “Material FFHL Contract,” provided that no Contract that will be fully performed or satisfied as of or prior to the Closing shall be deemed to be a Material FFHL Contract or required to be disclosed by FFHL.

(b)                Except as would not reasonably be expected to have a FFHL Material Adverse Effect, (i) each Material FFHL Contract constitutes the valid and legally binding obligation of FFHL and, to the FFHL’s knowledge, the other parties thereto, is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) neither FFHL nor, to FFHL’s knowledge, any other party thereto, is in breach or violation of, or default under, any Material FFHL Contract, and no event has occurred or not occurred through FFHL’s action or inaction or, to FFHL’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material FFHL Contract.

(c)                Except for this Agreement, and Contracts set forth on Section 3.12 of the FFHL Disclosure Schedule, (i) all Contracts to which FFHL is a party to or otherwise is bound by shall either have been fully performed or terminated on or prior to the Closing, and (ii) no payment liabilities or obligations on the part of FFHL under the Contracts shall exist as of the Closing.

3.13.          Labor Matters. FFHL is in compliance in all material respects with all Laws respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a FFHL Material Adverse Effect. There are no material disputes, employee grievances or disciplinary actions pending, or to the knowledge of FFHL, threatened against FFHL involving any of its present or former employees which would have a FFHL Material Adverse Effect. Since December 31, 2019, FFHL has, to its knowledge, substantially complied with all provisions of all applicable Law relating to employment and employment practices, terms and conditions of employment, workers compensation, wages and hours, except where the failure to so substantially comply with which would not have a FFHL Material Adverse Effect. There are no unfair labor practice complaints pending against FFHL or to the knowledge of FFHL, threatened in writing against FFHL before any Governmental Authority. There is no labor strike, dispute, slowdown or stoppage pending between FFHL and its employees, and FFHL has not experienced any work stoppage or other labor difficulty. No collective bargaining agreement is binding on FFHL. FFHL has no knowledge of any organizational efforts presently being made on behalf of any labor union with respect to employees of FFHL, and FFHL has not been requested by any group of employees to enter into any collective bargaining agreement or other agreement with any labor union or other employee organization.

3.14.          Employee Benefit Plans. Except as set forth in the FFHL Disclosure Schedule, FFHL has no bonus, deferred compensation, incentive, severance pay, pension, profit-sharing, retirement, stock purchase, stock option or any other employee benefit plan, employee fringe benefit plan, arrangement or practice with regard to present or former employees as to which FFHL has any liability.

3.15.          Intellectual Property. FFHL does not own any registered Intellectual Property Rights.

3.16.          Foreign Corrupt Practices. During the past three years, neither FFHL, nor, to the knowledge of FFHL, any director, officer, agent, employee of FFHL or other Person acting on behalf of FFHL, in the course of its actions for or on behalf of FFHL, has violated or is in violation in any material respect of any provision of any Anti-Bribery and Corruption Laws.

3.17.          Books and Records. FFHL has made available to the Company or its representatives for their examination true and complete copies of its (i) Certificate of Incorporation and memorandum and articles of association, including all amendments thereto, and (ii) the register of members of FFHL.

3.18.          Material Changes; Undisclosed Events, Liabilities or Developments, Solvency. Since the date of the latest unaudited financial statements included within its Form 6-K filed with the SEC on November 23, 2020, except as disclosed in the SEC Reports and on Section 3.18 of the FFHL Disclosure Schedule: (i) there has been no Effect that, individually or in the aggregate, has had or that would result in a FFHL Material Adverse Effect, and (ii) FFHL has not taken or agreed or committed to take any action (or failed to take any action) that, if taken (or if such failure to act occurs) after the date hereof without the Sellers’s prior written consent, would constitute a breach by FFHL of any provision of Section 6.6.

3.19.          No General Solicitation. Neither FFHL nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act) in connection with the offer or sale of the Purchase Price Shares.

3.20.          Investment Company. FFHL is not, and immediately following the Closing will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. Neither FFHL nor any of its Affiliates nor, any Person acting on FFHL’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would require registration of the issuance of any of the Purchase Price Shares under the Securities Act. Assuming the accuracy of the representations and warranties of the Sellers set forth in Article 5, no registration under the Securities Act is required for the offer and sale of the Purchase Price Shares by FFHL to the Sellers as contemplated hereby.

3.21.          Listing and Maintenance Requirements. The Ordinary Shares are listed on NASDAQ under the symbol “FFHL.” Except as set forth in Section 3.21 of the FFHL Disclosure Schedule, FFHL is in compliance of the relevant listing requirements of NASDAQ, and FFHL has not, in the twelve (12) months preceding the date hereof, received notice (written or oral) from NASDAQ to the effect that FFHL is not in compliance with the listing or maintenance requirements of NASDAQ.

3.22.          Registration Rights. FFHL has not granted or agreed to grant to any Person any rights (including “piggy-back” registration rights) to have any securities of FFHL registered with the SEC or any other Governmental Authority that have not expired or been satisfied or waived.

3.23.          Transactions with Affiliates and Employees. None of the officers, directors or employees of FFHL is presently a party to any transaction with FFHL (other than for services as employees, officers or directors) that would be required to be reported on Form 20-F or Form 6-K, including any Contract providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to FFHL’s knowledge, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

3.24.          Reserved.

3.25.          Reserved.

3.26.          Reserved.

3.27.          Indebtedness and Liabilities. Except as set forth in Section 3.27 of the FFHL Disclosure Schedule, FFHL (i) does not have any outstanding Indebtedness or payment liabilities and (ii) is not in violation of any term of or is in default under any Contract relating to any Indebtedness. FFHL shall have no outstanding Indebtedness and payment liabilities as of the Closing.

3.28.          Taxes.

(a)                FFHL has (i) duly and timely filed all tax returns, information returns and reports for all Taxes required to have been filed with respect to FFHL, and (ii) paid in full all Taxes, interest and other governmental charges which are shown to be due on such returns or reports, except those being contested in good faith (and no Tax Liens are currently in effect or proposed against any of the assets of FFHL).

(b)                No examination or audit of any Tax returns of FFHL by any Government Authority is currently in progress or, to the knowledge of FFHL has been threatened. No assessment of Tax has been proposed in writing against FFHL or any of their material assets or properties. FFHL has not received any written claim from a Government Authority in a jurisdiction where FFHL does not file Tax Returns that FFHL is or may be subject to taxation by that jurisdiction. To the knowledge of FFHL, FFHL is treated as a resident for Tax purposes of, or is otherwise subject to income Tax in, a jurisdiction other than the jurisdiction in which it has been established.

(c)                FFHL has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts due, owing to or paid to any Person.

(d)                FFHL is in compliance in all material respects with all terms, conditions and formalities necessary for the continuance of any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order available under any applicable Tax Law. Each such Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order enjoyed by FFHL has been made or granted, in all material respects, in compliance with all applicable Laws and is expected to remain in full effect throughout the current effective period thereof after the Closing Date and FFHL has not received any notice to the contrary. FFHL is in material compliance with transfer pricing requirements in all jurisdictions in which they are required to comply with applicable transfer pricing regulations, and all material transactions between FFHL and other related Persons (including any Group Company) have been effected on an arm’s length basis. All exemptions, reductions and rebates of material Taxes granted to FFHL by a Government Authority are in full force and effect and have not been terminated. To the knowledge of FFHL, FFHL is not responsible for Taxes of any other Person by reason of contract, successor liability, operation of Law or otherwise. The Transactions are not in violation of any applicable Law regarding Tax relating to FFHL and will not result in any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund being revoked, cancelled or terminated or trigger any Tax liability for FFHL.

(e)                FFHL (i) has not been the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes that has not been resolved and (ii) is currently not the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes, including but not limited to Tax liabilities under Bulletin 7 and other PRC rules on indirect transfer of assets by nonresident enterprises.

3.29.          Valid Issuance and Title. The Purchase Price Shares, when issued and sold to the Sellers in accordance with this Agreement and the requirements of the articles of association and when the Sellers is entered into FFHL's Register of Members as the holder of the Purchase Price Shares, will be validly issued, fully paid and non-assessable and not subject to any preemptive or similar rights, and except as set forth in this Agreement, the Sellers will acquire legal and beneficial ownership of the Purchase Price Shares free and clear of all Liens.

3.30.          Not a Shell Company. FFHL is not a “shell company” within the meaning of Rule 12b-2 of the Exchange Act.

3.31.          No Brokers or Finders. No broker, finder or investment banker (other than Duff & Phelps LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of FFHL.

Article 4.
REPRESENTATIONS AND WARRANTIES
WITH RESPECT TO THE GROUP COMPANIES

The Company and Enesoon Investment Limited (the “Majority Seller”), jointly and severally, hereby represent and warrant to FFHL, that, except as otherwise disclosed in the corresponding section of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such items is reasonably apparent on the face of such disclosure), as of the date of this Agreement and as of the Closing Date:

4.1.             Organization, Standing and Power. The Company is a company duly organized, validly existing and in good standing under the laws of the British Virgin Islands with the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign company in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.2.             Subsidiary. Section 4.2(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the Group Companies and, for each Group Company, its name, the jurisdiction in which it is incorporated or organized, the names of its shareholders and the amount of share capital or other equity interest in such Group Company held by each such shareholder. Each Group Company (i) is a duly organized and validly existing company or other entity and, where applicable, is in good standing under the laws of the jurisdiction of its incorporation or organization; (ii) has the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, and is duly qualified or licensed to do business as a foreign company in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.2 (a) of the Company Disclosure Schedule, none of the Group Companies is a participant in any joint venture, partnership or other similar arrangement, or otherwise owns or controls any share or interest in any Person.

4.3.             Authorization; Enforcement. The Company has the requisite corporate authority to enter into and to consummate the Transactions and otherwise to carry out its obligations in accordance with the terms hereof. The execution and delivery of this Agreement by the Company and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no further consent or action is required by the Company, its board of directors or its shareholders. This Agreement has been (or upon delivery will be) duly executed by the Company and constitutes, or when delivered in accordance with the terms hereof, will constitute, the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.4.             No Conflicts. Neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will: (i) violate any provision of the charter documents of the Company; (ii) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to, any right of termination, cancellation, imposition of fees or penalties under, any Contract to which the Company is a party or by which the Company or any of its respective properties or assets is or may be bound; (iii) result in the creation or imposition of any Lien upon any property or assets of the Company under any Contract to which the Company is a party or by which the Company or any of its respective assets or properties is or may be bound; or (iv) violate any Law applicable to the Company, except in the case of clause (ii), (iii) and (iv) above, for such violations, conflicts, defaults or rights which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.5.             Capitalization. The Company is authorized to issue 120,000,000 shares of a single class, each with a par value of US$0.01, of which, 111,111,111 shares have been issued to the Sellers, which represent all outstanding capital stock and equity securities of the Company. All of the issued and outstanding shares of capital stock, registered capital or other equity interest of each Group Company are duly authorized, validly issued, fully paid in line with the articles of association and non-assessable and have been issued in compliance in all material respects with all applicable securities laws. Except as contemplated by this Agreement, none of the Group Companies has outstanding any options, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or has not entered into any agreement giving any Person any right to subscribe for or acquire, any securities of any Group Company.

All equity securities and share capital (whether registered or otherwise) of each Group Company has been fully paid in accordance with the terms of the applicable investment documents, the articles of association (or equivalent documents) of each such Subsidiary and applicable law (including, if applicable, PRC law).

4.6.             Reserved.

4.7.             Consents and Approvals. No consent is required by any Person, including any Governmental Authority, in connection with the execution, delivery and performance by the Company of this Agreement, or the consummation of the Transactions.

4.8.             Financial Statements, No Other Liabilities.

(a)                The Company has provided to FFHL a correct and complete copy of the unaudited consolidated annual financial statements of the Group Companies as of and for the fiscal year ended June 30, 2020 (the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with the books and records of the applicable Group Companies, (ii) present fairly the financial condition and results of operations of the Group Companies on a consolidated basis as of the dates thereof and for the periods covered thereby, and (iii) have been prepared in accordance with U.S. GAAP applied on a consistent basis.

(b)                There are no liabilities of any Group Companies, other than liabilities (i) reflected or reserved against in the Financial Statements, or (ii) incurred since June 30, 2020 in the ordinary course of business consistent with past practice.

(c)                Since June 30, 2020, the business of the Group Companies has been conducted in the ordinary course consistent with past practice and there has not been any Effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)                Neither the Company nor any of its Subsidiaries has taken or agreed or committed to take any action (or failed to take any action) that, if taken (or if failed to be taken) after the date hereof without FFHL’s prior written consent, would constitute a breach by the Sellers or the Company of any provision of Section 6.7.

4.9.             Litigation; Claims and Legal Proceedings. Except as set forth in Section 4.9 of the Company Disclosure Schedule, there are no Proceedings pending or, to the knowledge of the Sellers and the Company, threatened, against the Company or its Subsidiaries before or by any Governmental Authority or other Person. There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which the Company or its Subsidiaries are a party.

4.10.          Licenses, Permits, Authorizations, Etc. Except as set forth on Section 4.10 of the Company Disclosure Schedule, the Company and its Subsidiaries possesses all the Material Permits necessary to conduct their respective businesses as presently conducted. Neither the Company nor any of its Subsidiaries has received any notification of any failure by it to have obtained or complied with any Material Permits or any written notice relating to the revocation or modification of any Material Permits. Each Group Company has been conducting its business activities within the permitted scope of business or is otherwise operating its businesses in material compliance with all relevant Laws and Material Permits, except where the failure to so conduct or operate its business would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. None of the Group Companies has reason to believe that any Material Permit required for the conduct of any part of its business which is subject to periodic renewal will not be granted or renewed by the relevant Government Authority.

4.11.          Compliance.

(a)                Each of the Group Companies has complied, and is in compliance, with

•	in all material respects, all Laws, and

•	all Anti-Bribery and Corruption Laws

applicable to the operation of its business, to its employees, or to its assets or equity. None of the Group Companies has received any notification of any asserted present or past unremedied failure by the Company or its Subsidiaries to comply with any of such Laws.

(b)                Each Group Company and its ultimate beneficial owner(s) has completed all necessary filings or registrations, obtained all necessary approvals, or complied with any rules or regulations of the PRC State Administration of Foreign Exchange (“SAFE”).

4.12.          Taxes.

(c)                The Company and its Subsidiaries have (i) duly and timely filed all tax returns, information returns and reports for all Taxes required to have been filed with respect to the Company and its Subsidiaries and (ii) paid in full all Taxes, interest and other governmental charges which are shown to be due on such returns or reports, except those being contested in good faith, and no Tax Liens are currently in effect or proposed against any of the assets of any of the Group Companies.

(d)                No examination or audit of any Tax returns of any Group Company by any Government Authority is currently in progress or, to the knowledge of the Company and the Sellers, has been threatened. No assessment of Tax has been proposed in writing against any Group Company or any of their material assets or properties. None of the Group Companies has received any written claim from a Government Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction. To the knowledge of the Company and the Sellers, none of the Group Companies is treated as a resident for Tax purposes of, or is otherwise subject to income Tax in, a jurisdiction other than the jurisdiction in which it has been established.

(e)                Each Group Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts due, owing to or paid to any Person.

(f)                 Each Group Company is in compliance in all material respects with all terms, conditions and formalities necessary for the continuance of any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order available under any applicable Tax Law. Each such Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order enjoyed by any Group Company has been made or granted, in all material respects, in compliance with all applicable Laws and is expected to remain in full effect throughout the current effective period thereof after the Closing Date and no Group Company has received any notice to the contrary. Each Group Company is in material compliance with transfer pricing requirements in all jurisdictions in which they are required to comply with applicable transfer pricing regulations, and all material transactions between any Group Company and other related Persons (including any other Group Company) have been effected on an arm’s length basis. All exemptions, reductions and rebates of material Taxes granted to any Group Company by a Government Authority are in full force and effect and have not been terminated. To the knowledge of the Company and the Sellers, none of the Group Companies is responsible for Taxes of any other Person by reason of contract, successor liability, operation of Law or otherwise. The Transactions not in violation of any applicable Law regarding Tax relating to the Group Companies, and will not result in any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund being revoked, cancelled or terminated or trigger any Tax liability for the Group Companies.

(g)                The Company and its Subsidiaries have not been the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes that has not been resolved or is currently the subject of any examination or investigation by any Tax authority relating to the conduct of its business or the payment or withholding of Taxes including but not limited to Tax liabilities under Bulletin 7 and other PRC rules on indirect transfer of assets by nonresident enterprises.

4.13.          Property. The Company and its Subsidiaries have good and marketable title in all (i) personal property owned by them that is material to the business of the Company and (ii) all real properties owned by them, in each case free and clear of all Liens; and all the above properties have been properly maintained and are in all material respects in a condition that is adequate for the intended uses of such properties. Any real property and facilities held under lease by the Company is held by it under valid, subsisting and enforceable leases of which the Company is in material compliance.

4.14.          Contracts.

(a)                True and complete copies (including amendments, modifications and waivers thereto) and summaries of material terms of the following Contracts to which any Group Company is a party or by which it is bound (each, a “Material Company Contract”) have been provided to FFHL prior to the date hereof:

(i)                 any Contract granting a right of first refusal, first offer or first negotiation, other than in the ordinary course of business;

(ii)               any joint venture contracts, strategic cooperation or partnership arrangements, or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party of more than US$1,000,000;

(iii)             any Contract for the acquisition, sale or lease (including leases in connection with financing transactions) entered into, for aggregate consideration in excess of US$1,000,000;

(iv)              any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries of more than US$1,000,000 annually;

(v)                any Contract relating to Indebtedness having an outstanding amount of more than US$1,000,000 in the aggregate;

(vi)              any non-competition Contract or other Contract that restricts the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(vii)            any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests or assets of any Person of more than US$1,000,000;

(viii)          any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries; (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of a guaranty by the Company or any of its Subsidiaries;

(ix)              any Contract between a Group Company, on the one hand, and (x) any Person beneficially owning five percent (5%) or more of the share capital of any Company Group, or (y) any director or officer (or their respective Affiliates) of any Group Company, (z) ten employees of the Group Companies with the highest compensation during any fiscal quarter, on the other hand, other than any Contracts with respect to employment or directorship arrangement entered into the ordinary course of business;

(x)                contract or agreement involving any Governmental Authority;

(xi)              any license, covenant not to sue, royalty or any Contract that materially limits the right to use, enforce, or register any Intellectual Property Rights;

(xii)            any Contract that contains a “change of control” or similar provisions that is material to the business of any Group Company;

(xiii)          any Contract the termination, expiration or non-renewal of which would be reasonably likely to have a Company Material Adverse Effect;

(xiv)          any Contract providing for any earn-out payment or indemnity payable by the Company or any of its Subsidiaries to any third party after the date hereof; and

(xv)            any other Contract that is material to the business of the Group Companies.

(b)                Each Material Company Contract and Concession Agreement constitutes the valid and legally binding obligation of the Group Company party (if applicable) thereto and, to the Company’s and the Sellers’s knowledge, the other parties thereto, is enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. Neither the Group Company party (if applicable) thereto nor, to the Company’s and the Sellers’s knowledge, any other party thereto, is in breach or violation of, or default under, any Material Company Contract or Concession Agreement, and no event has occurred (or will occur as a result of the execution, delivery and performance of this Agreement) or not occurred through such Group Company’s action or inaction or, to the Company’s and the Sellers’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a material breach or violation of, or material default under, any Material Company Contract or Concession Agreement.

4.15.          Labor Matters. The Company and its Subsidiaries are in compliance in all material respects with all Laws respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours. There are no material disputes, employee grievances or disciplinary actions pending or to the knowledge of the Company threatened or involving the Company, its Subsidiaries, or any of its present or former employees. The Company has complied, in all material respects, with all provisions of all applicable Law relating to employment and employment practices, terms and conditions of employment, workers compensation, wages and hours. There are no unfair labor practice complaints pending against any Group Company or to the knowledge of the Company and the Sellers, threatened in writing against any Group Company before any Governmental Authority. There is no labor strike, dispute, slowdown or stoppage pending between the Company or its Subsidiaries and any of their employees, and none of the Group Companies has experienced any work stoppage or other labor difficulty. No collective bargaining agreement is binding on the Company of any of its Subsidiaries. The Company has no knowledge of any organizational efforts presently being made on behalf of any labor union with respect to employees of the Company or its Subsidiaries, and the Company and its Subsidiaries have not been requested by any group of employees or others to enter into any collective bargaining agreement or other agreement with any labor union or other employee organization.

4.16.          Employee Benefit Plans. Except as set forth in Section 4.16 of the Company Disclosure Schedule, the Company and its Subsidiaries have no bonus, deferred compensation, incentive, severance pay, pension, profit-sharing, retirement, stock purchase, stock option or any other employee benefit plan, employee fringe benefit plan, arrangement or practice with regard to present or former employees to which the Company or its Subsidiaries have any liability.

4.17.          Intellectual Property.

(a)                Except as set forth in Section 4.17(a) of the Company Disclosure Schedule, none of the Group Companies owns any registered Intellectual Property Rights.

(b)                Each Group Company (i) exclusively owns, free and clear of all Liens, all of its Intellectual Property Rights and (ii) has a valid right or license to use all other Intellectual Property Rights, in each case used in its business as now conducted and necessary or appropriate for its business as proposed to be conducted and without any conflict with or infringement of the rights of others. Except as disclosed in Section 4.17(b) of the Company Disclosure Schedule, there are no outstanding options, licenses, agreements or rights of any kind granted by any Group Company, or by any other party to any Group Company, relating to any Intellectual Property Rights currently owned or used or proposed to be used by any Group Company, nor is any Group Company bound by or a party to any options, licenses, agreements or rights of any kind with respect to the Intellectual Property Rights of any other Person, except, in either case, for standard end-user agreements with respect to commercially readily available intellectual property such as “off the shelf” computer software or non-exclusive licenses granted by a Group Company to clients and customers in the ordinary course of business.

(c)                None of the use, reproduction, modification, distribution, or licensing of any Intellectual Property Rights by (and the operation of its business by) any Group Company infringes, misappropriates or violates any applicable Law or any Intellectual Property Rights of any third party. No Group Company has received any communications alleging that it has violated or, by conducting its business as proposed, would violate any Intellectual Property Rights of any other Person (including “cease and desist” letters or invitations to take a patent license), nor, to the knowledge of the Company, is there any reasonable basis therefor.

(d)                Each Group Company has taken all reasonable steps and measures to establish and preserve ownership of, or legally sufficient right to, all Intellectual Property Rights material to its business; and each Group Company has taken all reasonable steps to register, protect, maintain, and safeguard the Intellectual Property Rights material to its business. To the knowledge of the Company, there is no infringement, misappropriation or other violation by any other Person of any Intellectual Property Rights of any Group Company.

(e)                No former or current employee, and no former or current consultant, of any Group Company has any rights in any of the Group Companies’ Intellectual Property Rights. Each current and former employee employed, or current and former consultant engaged, by any Group Company as of the Closing has executed a confidential information, invention assignment, non-compete and non-solicitation agreement in a form which has been provided to FFHL. To the knowledge of the Company, none of the officers, employees, or consultants, currently or previously employed or otherwise engaged by any Group Company, is in violation thereof.

4.18.          Insurance, Environmental and Safety Matters.

(a)       Each material insurance policy maintained by any Group Company with respect to its properties, assets or business (i) is legal, valid, binding and enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement. No Group Company is in default in any material aspect with respect to its obligations under any insurance policy maintained by it and has not been denied insurance coverage. There is no claim made by any Group Company during the past three years against an insurer in respect of coverage under an insurance policy.

(b)       No Group Company received any written or oral notice, report or other information indicating that it may be in violation of any environment, health or safety matters or may have any liabilities for site investigation, cleanup, corrective action or related obligations. No Group Company treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any Person to, any substance, including without limitation any hazardous substance, or owned or operated any facility or property, and no such property or facility is contaminated by any substance, so as to give rise to any current or future liabilities of any Group Company under any applicable environmental, health or safety laws. No Group Company has assumed or otherwise become subject to any liabilities for any other Person under any applicable environmental, health or safety laws. The Company and the Sellers have furnished to FFHL all environmental audits, assessments and reports and all other documents materially bearing on environmental, health or safety liabilities, in each case relating to the past or current properties, facilities or operations of the Group Companies, which are in their possession or under their reasonable control.

The products and services sold, distributed or otherwise provided by the Group Companies have complied with and are in compliance with, in all material respects, all applicable (A) Laws, (B) industry and self-regulatory organization standards, and (C) contractual commitments and all express or implied warranties; and (ii) there are not, and there have not been, any material defects or deficiencies in any such products or services that could reasonably be expected to result in a claim or claims against the Group Companies related to the foregoing. No Group Company has any liability with respect to each such matter set forth above.

4.19.          Books and Records. The Company has furnished to FFHL or its representatives for their examination true and complete copies of (i) the Certificate of Incorporation or the relevant charter documents, (ii) the memorandum and articles of association, or the relevant operating agreements, including all amendments thereto, (iii) the minute books, and (iv) the register of members or stock register books, of the Company and each of its Subsidiaries. No information furnished or to be furnished (at the Closing) to FFHL (when read together) contain any untrue statement of a material fact or omit a material fact necessary to make any statement contained herein or therein not misleading in light of the circumstances under which they were made. There is no fact which the Company or Sellers have not disclosed to FFHL in writing and of which any of the Sellers or the Group Companies or their respective officers or directors is aware, which has had or could reasonably be expected to have a Material Adverse Effect.

4.20.          Insider Interests. Except as set forth in Section 4.20 of the Company Disclosure Schedule, neither the Sellers nor any of their respective officers and directors, nor their respective Affiliates, has any interest (other than as a stockholder of the Company) in (i) any property, real or personal, tangible or intangible, used in or directly pertaining to the business of the Company or any of its Subsidiaries, (ii) any Contract with or relating to any Group Company or its present or prospective business or its operations, except for employment agreements, if any; or (iii) any Person with which a Group Company has a business relationship or which competes with a Group Company.

4.21.          No Brokers or Finders. Except as set forth in Section 4.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of the Group Companies or the Sellers.

Article 5.
REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Seller hereby severally and not jointly and severally represents and warrants to FFHL that, as of the date of this Agreement and as of the Closing Date:

5.1.             Power and Authority, Validity, No Conflicts. Such Seller, to the extent is a corporate entity, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Such Seller has all the requisite power and authority to enter into and to carry out all of the terms of this Agreement and all other documents executed and delivered by such shareholder in connection herewith. All action on the part of such Seller necessary for the authorization, execution, delivery and performance of this Agreement by such Seller has been taken and no further authorization on the part of such Seller is required to consummate the transactions provided for in this Agreement. When executed and delivered by such Seller, this Agreement shall constitute the valid and legally binding obligation of such Seller enforceable in accordance with their respective terms, subject to the Bankruptcy and Equity Exception. Neither the execution, delivery and performance of this Agreement, nor the consummation of the Transactions, will: (i) violate any provision of the charter documents of such Seller (to the extent it is a corporate entity); (ii) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to, any right of termination, cancellation, imposition of fees or penalties under, any Contract to which such Seller is a party or by which such Seller or any of its/his respective properties or assets is or may be bound; (iii) result in the creation or imposition of any encumbrance upon any property or assets of such Seller under any Contract to which such Seller is a party or by which such Seller or any of its/his respective assets or properties is or may be bound; or (iv) violate any Law.

5.2.             Ownership of and Title to Securities. Such Seller has good and marketable title to its Company Shares, free and clear of all Liens. Such Seller has the power to sell, transfer, assign and deliver its Company Shares as provided in this Agreement and, upon transfer and delivery of its Company Shares to FFHL and payment therefor in accordance with this Agreement and entry of the name of FFHL as the holder of the applicable Company Shares in the register of members of the Company, such transfer and delivery will convey to FFHL good and marketable title to such Company Shares, free and clear of all Liens. Each such Company Share is duly authorized, validly issued, fully paid and non-assessable.

5.3.             Securities Laws Compliance. Such Seller is aware that the offer or sale of the Purchase Price Shares to such Seller has not been registered under the Securities Act, or under any state securities law. Such Seller understands that the Purchase Price Shares will be characterized as “restricted securities” under United States federal and state securities laws and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. Such Seller agrees that such Seller will not sell all or any portion of the Purchase Price Shares except pursuant to registration under the Securities Act or pursuant to an available exemption from registration under the Securities Act. Such Seller understands that each certificate for the shares of Purchase Price Shares issued to the Sellers or to any subsequent transferee shall be stamped or otherwise imprinted with the legend set forth below summarizing the restrictions described in this Section 5.3 and that FFHL shall refuse to transfer the Purchase Price Shares except in accordance with such restrictions:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. ANY ATTEMPT TO TRANSFER OR SELL SUCH SECURITY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.

5.4.             No Registration. Such Seller understands that FFHL is under no obligation to register the Purchase Price Shares under the Securities Act, or to assist such Seller in complying with the Securities Act or the securities laws of any state of the United States or of any foreign jurisdiction.

5.5.             Investment Intent. Such Seller is acquiring the Purchase Price Shares pursuant to this Agreement for its own account for investment purpose only and not with a view to the public resale or distribution thereof. Such Seller does not have any direct or indirect arrangement or understanding with any other persons to distribute, or regarding the distribution of, the Purchase Price Shares in violation of the Securities Act or any other applicable state securities law.

5.6.             No Public Solicitation. Such Seller is acquiring the Purchase Price Shares after private negotiation and has not been attracted to the acquisition of such shares by any general solicitation or directed selling efforts, including press release, advertising or publication. Such Seller was not otherwise identified or contacted through the marketing of the Purchase Price Shares.

5.7.             Access to Information. Such Seller acknowledges having received and reviewed the SEC Reports and acknowledges that any information contained therein is deemed disclosed by FFHL for purposes of the FFHL Disclosure Schedule as well as any other disclosures required hereunder.

5.8.             Investor Solicitation and Ability to Bear Risk to Loss. Such Seller acknowledges that it/he is able to protect its/his interests in connection with the acquisition of the Purchase Price Shares and can bear the economic risk of investment in such securities without producing a material adverse change in the Seller’s financial condition. Such Seller otherwise has such knowledge and experience in financial or business matters such that such Seller is capable of evaluating the merits and risks of the investment in the Purchase Price Shares.

5.9.             Investment Representations. Such Seller understands that the Purchase Price Shares are being offered and sold to it in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation D and/or Regulation S promulgated under the Securities Act, and that FFHL is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Sellers set forth herein in order to determine the applicability of such exemptions and the suitability of the Sellers to acquire the Purchase Price Shares. In connection therewith, such Seller represents and warrants that:

(a)                Such Seller is at the time of the offer, the origination of this Agreement, and the execution and delivery of this Agreement, outside and domiciled outside the United States and/or is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act). Such Seller is not a U.S. Person (as defined under Regulation S) or an affiliate (as defined in Rule 501(b) under the Securities Act) of FFHL. Such Seller is not acquiring the Purchase Price Shares for the account or benefit of a U.S. Person. The Transactions have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

(b)                Neither such Seller nor any Affiliate of such Seller, nor any person acting on behalf of such Seller or on behalf of any such Affiliate, has engaged or will engage in any activity undertaken for the purpose of, or that reasonably could be expected to have the effect of, conditioning the markets in the United States, its territories or possessions, for the Purchase Price Shares, including, but not limited to, effecting any sale or short sale of securities or any other Directed Selling Efforts (as defined under Regulation S), except pursuant to the Securities Act.

Article 6.
COVENANTS OF THE PARTIES

6.1.             Full Access. Through the period prior to the Closing, each Party will afford to the other and its directors, officers, employees, counsel, accountants, investment advisors and other authorized representatives and agents, reasonable access to the facilities, properties, books and records of such Party that the other may reasonably request. Each Party will furnish such additional financial and operating data and other information as the other Party will, from time to time, reasonably request; provided, however, that any such investigation will not affect or otherwise diminish or obviate, in any respect, any of the representations and warranties of the disclosing Party. Notwithstanding the foregoing, no Party shall be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege of such Party or any of its Subsidiaries. Any investigation pursuant to this Section 6.1 shall be conducted in such manner so as not to interfere unreasonably with the conduct of the business of any Party or its Subsidiaries.

6.2.             Confidentiality. Each of the Parties and the Key Company Subsidiary hereto agrees that it will not use, or permit the use of, any of the information relating to any other party hereto furnished to it in connection with the Transactions (the “Information”) in a manner or for a purpose other than in connection with the Transactions, and that they will not disclose, divulge, provide or make accessible, or permit the disclosure of, any of the Information to any person or entity, other than their respective directors, officers, employees, investment advisors, accountants, counsel and other authorized representatives and agents for purpose of negotiating and implementing the Transactions, except (i) as may be required by judicial or administrative process or, in the opinion of such party’s counsel, by other requirements of Law, and (ii) for communications, disclosures, and filings with (A) any U.S. or foreign securities exchange, including NASDAQ, and (B) any U.S. or foreign securities regulator, including the SEC; provided, however, that prior to any disclosure of any Information permitted hereunder, the disclosing party will first seek to obtain the recipients’ undertaking to comply with the provisions of this Section 6.2 with respect to such Information. The term “Information” as used herein will not include any information relating to a party that the party disclosing such information can show: (i) to have been in its possession prior to its receipt from another party hereto without breach of any obligation of confidentiality; (ii) to be generally available to the public without breach of this Agreement by the disclosing party; (iii) to have been available to the public at the time of its receipt by the disclosing party without breach of any obligation of confidentiality; (iv) to have been received separately by the disclosing party in an unrestricted manner from a person entitled to disclose such information; or (v) to have been developed independently by the disclosing party without regard to any information received in connection with the Transactions. If this Agreement is terminated pursuant to Article 10 hereof, each party hereto also agrees, promptly following the written request of any other party, to destroy, or, at its own election, promptly return to the party from whom it originally received such Information all original and duplicate copies of written materials containing Information, provided that each party may retain copies of any Information in accordance with policies and procedures implemented by such persons in order to comply with applicable Law and will not be required to destroy electronic versions of any Information to the extent such destruction is not reasonably practical.

6.3.             Further Assurances; Cooperation; Notification.

(a)                Each Party hereto will, before, at and after Closing, execute and deliver such instruments and take such other actions as the other Party or Parties, as the case may be, may reasonably require in order to carry out the intent of this Agreement. Without limiting the generality of the foregoing, at any time after the Closing, at the reasonable request of any Party and without further consideration, the Party that is the subject of the request will execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation and take such action as the requesting Party may reasonably deem necessary or desirable in order to more effectively consummate the Transactions. The Company agrees to prepare and submit, in a timely manner, all documents reasonably needed for the purposes of the NASDAQ Approval, including its audited financial statements as of and for the fiscal year(s) ended June 30, 2020 and reviewed financial statements as of and for the six months ended December 31, 2020.

(b)                At all times from the date hereof until the Closing, the Sellers and the Company, on the one hand, and FFHL, on the other hand, will promptly notify the other in writing of the occurrence of any event that is reasonably expected to cause the failure of any condition to the other Party’s obligation to consummate the Closing to be satisfied.

6.4.             Satisfaction of Conditions Precedent. Each Party will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are applicable to it, and to cause the Transactions to be consummated, and, without limiting the generality of the foregoing, to obtain all material consents and authorizations of third parties and to make filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the Transactions.

6.5.             Lock-up. Each Seller agrees that it will not, during the period commencing on the date hereof and ending twelve (12) months after the Closing Date, (a) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Purchase Price Shares or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Purchase Price Shares.

6.6.             Conduct of Business by FFHL. Between the date hereof and the Closing, except (x) as required by applicable Law, (y) as otherwise required by this Agreement or (z) with the prior written consent of the Company, FFHL shall conduct its business in the ordinary course and consistent with past practice and shall not take any of the following actions, provided, however, FFHL shall not be deemed to be in breach of any of the covenants in this Section 6.6 (other than the covenant in subsection (h) below) if the matter giving rise to such breach relates solely to actions relating to FFHL’s Subsidiaries or the capital stock of any of FFHL’s Subsidiaries (except with respect to sub-section (h)).

(a)                amend or otherwise modify or change its memorandum and articles of association or other organizational documents in a manner adverse to the Sellers;

(b)                adopt or implement a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of FFHL;

(c)                issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, license, pledge, disposition, grant or encumbrance of, any shares of any class of share capital or other ownership interest of FFHL, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or any other ownership interest (including any phantom interest) of FFHL, other than the grant of options and other awards pursuant to employee or director stock award or incentive compensation or similar plans, or in connection with employment offers in the ordinary course of business;

(d)                (A) sell, pledge or dispose of, (B) grant a Lien on or permit a Lien to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of a Lien on, any material assets of FFHL, except in the ordinary course of business and in a manner consistent with past practice;

(e)                declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital;

(f)                 adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, except (A) the withholding of its securities to satisfy any applicable tax obligations with respect to share incentive awards issued by FFHL, (B) the acquisition by FFHL of its securities in connection with the forfeiture of share incentive awards issued by FFHL, (C) the acquisition by FFHL of its securities in connection with the net exercise of share incentive awards issued by FFHL in accordance with the terms thereof, or (D) any reverse stock split for purpose of complying with NASDAQ’s minimum price rules (in which case the number of Purchase Price Shares shall be proportionally adjusted);

(g)                (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except for Indebtedness incurred in the ordinary course of business; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1,000,000 or capital expenditures which are, in the aggregate, in excess of US$500,000 for FFHL; or (D) enter into or amend in any material respect any Contract with respect to any matter set forth in this Section 6.6(g);

(h)                create any new Subsidiary;

(i)                 make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of FFHL, except as required by changes in applicable generally accepted accounting principles or Law;

(j)                 waive the benefits of, or agree to modify, in a manner adverse to FFHL in any material respect, any confidentiality, standstill or similar agreement to which FFHL is a party;

(k)                settle any Proceeding that would result in an obligation of FFHL in excess of US$1,000,000 or in respect of any claim of FFHL in excess of US$1,000,000;

(l)                 amend or modify, in any material respect, any Material Contract or enter into any new agreement that would have been a Material Contract had it been in effect as of the date hereof, other than in the ordinary course of business consistent with past practice, or amend, waive, modify or consent to the termination of FFHL’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(m)              make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(n)                except as required pursuant to existing written plans or Contracts in effect as of the date hereof, or as otherwise required by applicable Law, or as expressly permitted or required pursuant to this Agreement, or as carried out in the ordinary course of business consistent with past practice, (i) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of FFHL; (ii) grant or provide any severance or termination payments or benefits to service providers collectively in excess of US$1,000,000 in the aggregate, (iii) increase the compensation, bonus , or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to the officers, directors or employees of FFHL exceeding US$1,000,000 in the aggregate, (iii) establish, adopt, amend in any material respect or terminate any employee benefits plans (except as required by Law) or amend the terms of any outstanding equity-based awards, or (iv) forgive any loans to directors, officers or employees of FFHL;

(o)                take actions designed to, or reasonably likely to have the effect of, delisting the Ordinary Shares from NASDAQ; or

(p)                enter into any agreement or otherwise make a commitment to do any of the foregoing.

Nothing contained in this Section 6.6 will give the Sellers, directly or indirectly, rights to control or direct the Company’s operation, except as expressly provided hereunder.

6.7.             Conduct of Business by the Company. Between the date hereof and the Closing, except (x) as required by applicable Law, (y) as otherwise required by this Agreement or (z) with the prior written consent of the FFHL, the Company shall and shall cause each of its Subsidiaries to, and the Sellers shall cause each of the Group Companies to, conduct their respective business in the ordinary course and consistent with past practice and not to take any of the following actions:

(a)                amend or otherwise change its memorandum and articles of association or other equivalent organizational documents;

(b)                adopt or implement a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(c)                alter, through merger, liquidation, reorganization, or restructuring, any Group Company;

(d)                issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, license, pledge, disposition, grant or encumbrance of, any shares of any class of share capital or other ownership interest of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or any other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries;

(e)                (A) sell, pledge or dispose of, (B) grant a Lien on or permit a Lien to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of a Lien on, any material assets of the Company or any of its Subsidiaries, except (1) in the ordinary course of business and in a manner consistent with past practice or (2) for any sale, pledge or disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries;

(f)                 declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its other wholly owned Subsidiaries;

(g)                adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital;

(h)                (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except for Indebtedness incurred in the ordinary course of business; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$500,000 or capital expenditures which are, in the aggregate, in excess of US$1,000,000 for the Company and its Subsidiaries taken as a whole; or (D) enter into or amend in any material respect any Contract with respect to any matter set forth in this Section 6.7(h);

(i)                 create any new Subsidiary;

(j)                 make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(k)                waive the benefits of, or agree to modify, in a manner adverse to the Company in any material respect, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(l)                 settle any Proceeding that would result in an obligation of the Group Companies in excess of US$500,000 or in respect of any claim of the Group Companies in excess of US$1,000,000;

(m)              amend or modify in any material respect, or consent to the termination of, any Material Contract, enter into any new agreement that would have been a Material Contract had it been in effect as of the date hereof, or amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(n)                make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(o)                except in the ordinary course of business consistent with past practice, (i) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in (other than licenses), to or under any material Intellectual Property Rights of the Company or any of its Subsidiaries, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Intellectual Property Rights of the Company; (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any Intellectual Property Rights of the Company, except non-exclusive licenses in the ordinary course of business consistent with past practice, or (iii) disclose or allow to be disclosed any material confidential Intellectual Property Rights of the Company to any Person, other than (1) to employees of the Company or its Subsidiaries that are subject to a confidentiality or nondisclosure covenant protecting against further disclosure thereof or (2) under arrangements existing as of the date hereof;

(p)                except as required pursuant to existing written plans or Contracts in effect as of the date hereof, or as otherwise required by applicable Law, or as expressly permitted or required pursuant to this Agreement, or as carried out in the ordinary course of business consistent with past practice, (i) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any officer or director of the Company or any of its Subsidiaries, (ii) grant or provide any severance or termination payments or benefits to service providers collectively in excess of US$1,000,000 in the aggregate, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to the officers, directors and employees of the Group Companies collectively in excess of US$1,000,000 in the aggregate, (iv) establish, adopt, amend in any material respect or terminate any employee benefits plans (except as required by Law) or amend the terms of any outstanding equity-based awards, or (vi) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or

(q)                enter into any agreement or otherwise make a commitment to do any of the foregoing.

6.8.             Tax Filings. The Parties hereby acknowledge, covenant and agree that (i) FFHL shall have no obligation to pay any Tax of any nature that is required by applicable Law (including Bulletin 7) to be paid by the Sellers or its Affiliates or their respective direct and indirect partners, members and shareholders arising out of the Transactions; and (ii) the Sellers agrees to bear and pay any Tax of any nature that is required by applicable Laws to be paid by Sellers arising out of the Transactions.

6.9.             Withholding and Deduction Rights. Notwithstanding anything herein to the contrary, the payor of any amount payable pursuant to this Agreement shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as such payor is required to deduct and withhold under the any applicable Tax Law with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Article 7.
CONDITIONS TO THE OBLIGATIONS OF FFHL

Notwithstanding any other provision of this Agreement to the contrary, the obligation of FFHL to effect the Transactions will be subject to the satisfaction at or prior to the Closing, or waiver by FFHL, of each of the following conditions:

7.1.             Representations and Warranties. (i) The representations and warranties of the Sellers contained in Article 5 of this Agreement shall be true, complete and accurate in all respects as of the date when made and as of the Closing Date as though such representations and warranties were made at and as of such time, (except to the extent expressly made as of a specific date, in which case as of such date), (ii) the representations and warranties of the Company contained in Sections 4.1, 4.2, 4.3, 4.4, 4.5, and 4.21 shall be true and correct in all respects, and (iii) each of the other representations and warranties of the Company contained in Article 4 (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, would not constitute a Company Material Adverse Effect, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date).

7.2.             Performance. The Company and the Sellers shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Company and the Sellers on or prior to the Closing.

7.3.             No Company Material Adverse Effect. Since the date hereof, there shall not have been any Company Material Adverse Effect.

7.4.             Law. No Law will have been enacted which prohibits, enjoins or makes illegal the consummation of the Transactions.

7.5.             Delivery of Closing Items. The Sellers and the Company shall have delivered to FFHL each of the items set forth in Section 2.3(a).

7.6.             Officer Certificate. FFHL shall have received from the Company a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.1, 7.2 and 7.3.

7.7.             Shareholder Approval. The shareholders of FFHL have duly approved the issuance of Ordinary Shares as contemplated hereunder.

7.8.             Circular 37 Compliance. Each holder or beneficial owner of Ordinary Shares of the Company who is a “Domestic Resident” as defined in the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》[汇发(2014)37号]) issued by SAFE on July 4, 2014 (each a “Company Security Holder”) shall have complied with any applicable reporting and/or registration requirements under the rules and regulations promulgated by SAFE, including the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》[汇发(2014)37号]), the Circular on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment (《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》汇发[2015]13号) (as each supplemented by implementing rules and regulations and including any successor rule or regulation, as applicable) (collectively, the “SAFE Rules and Regulations”). No Company Security Holder shall have received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations and the Company and the Company Security Holders shall have made all oral or written filings, registrations, reporting or any other communications required by SAFE or any of its local branches.

7.9.             List of Management. At least seven (7) Business Days prior to the Closing Date, Sellers shall have delivered to FFHL a list of the Sellers Directors and Sellers Officers to be duly appointed as directors and officers of FFHL as of the Closing and provided all necessary cooperation to complete customary know-your-customer procedures on the Sellers Directors and Sellers Officers prior to the Closing.

7.10.          NASDAQ Approval. FFHL shall have received the approval from NASDAQ, to the extent required, for the purpose of consummation of the Transactions (the “NASDAQ Approval”).

7.11.          Valuation. FFHL shall have received a fairness opinion or valuation report in form and substance reasonably satisfactory to FFHL to the effect that the value of the Company is not less than the fair value of the Purchase Price Shares.

Article 8.
CONDITIONS TO OBLIGATIONS OF THE COMPANY AND THE SELLERS

Notwithstanding anything in this Agreement to the contrary, the obligations of the Company and the Sellers to effect the Transactions will be subject to the satisfaction at or prior to the Closing, or waiver by the Sellers, of each of the following conditions:

8.1.             Representations and Warranties. (i) the representations and warranties of FFHL contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.29 and 3.31 shall be true and correct in all respects, and (ii) each of the other representations and warranties of FFHL contained in Article 3 (without giving effect to any limitation as to “materiality” or “FFHL Material Adverse Effect” set forth therein) shall be true and correct except where the failure of such representations and warranties of FFHL to be so true and correct, individually or in the aggregate, would not constitute a FFHL Material Adverse Effect, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date).

8.2.             Performance. FFHL will have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by FFHL at or prior to the Closing.

8.3.             No FFHL Material Adverse Effect. Since the date hereof, there shall not have been any FFHL Material Adverse Effect.

8.4.             Officer’s Certificate. The Sellers shall have received from the Company a certificate, dated the Closing Date, signed by an executive officer of FFHL, certifying as to the satisfaction of the conditions specified in Sections 8.1, 8.2 and 8.3.

8.5.             Delivery of Closing Items. FFHL shall have delivered to the Sellers each of the items set forth in Section 2.3(b).

8.6.             Law. No Law will have been enacted which prohibits, enjoins or makes illegal the consummation of the Transactions.

8.7.             Termination of Contracts. Except for this Agreement, agreements with NASDAQ, and the Contracts set forth on Section 3.12 of the FFHL Disclosure Schedule, all Contracts to which FFHL is a party shall have been terminated as of the Closing Date, with no payment from, or obligations or liabilities of, FFHL outstanding as of the Closing Date.

8.8.             NASDAQ Approval. FFHL shall have received the NASDAQ Approval, to the extent required.

Article 9.
INDEMNIFICATION

9.1.             Obligation Of Company, Sellers and the Key Company Subsidiary To Indemnify And Reimburse. From and after the Closing, the Sellers, the Company, the Key Company Subsidiary, and their respective successors and assigns (collectively, the “Company Indemnifying Parties”), jointly and severally, shall indemnify, reimburse, defend and hold harmless FFHL and its Affiliates, officers, directors employees, agents and their respective successors and assigns from and against any Losses imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise resulting from (i) any inaccuracy in or any breach of any representation or warranty of Company and/or the Sellers, and (ii) any breach on the part of Company and/or the Sellers of any covenant or agreement set forth in this Agreement. Notwithstanding anything contained in this Agreement, none of the Company Indemnifying Parties shall be liable for indemnification of any Losses under this Section 9.1 unless a valid Claim Notice with respect to such Losses is given on or prior to the earlier of (a) April, 30, 2023, and (b) the date on which the Form 20-F of FFHL for its fiscal year 2022 is first filed with the SEC (such earlier date, the “Limitation Date”) in accordance with Section 9.4 (other than Losses based upon, arising out of or otherwise resulting from any inaccuracy in or breach of any representation or warranty of the Company and the Sellers set forth in Section 4.12, in which event the Company Indemnifying Parties shall not be released from their indemnification obligations hereunder solely as a result of any Claim Notice with respect to such Losses being given after the Limitation Date).

9.2.             Obligation of FFHL To Indemnify And Reimburse. From and after the Closing, FFHL and its successors and assigns (collectively, the “FFHL Indemnifying Parties”), jointly and severally, shall indemnify, defend and hold harmless the Company, the Sellers, and their respective Affiliates, officers, directors employees, agents and their respective successors and assigns from and against any Losses imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise resulting from (i) any inaccuracy in or breach of any representation or warranty of FFHL, and (ii) any breach on the part of FFHL of any covenant or agreement set forth in this Agreement. The representations, warranties, covenants and agreements of FFHL (other than the representations and warranties of FFHL set forth in Section 3.27 and Section 3.28) shall survive the Closing until the Limitation Date. Notwithstanding anything contained in this Agreement, none of the FFHL Indemnifying Parties shall be liable for indemnification of any Losses under this Section 9.2 unless a valid Claim Notice with respect to such Losses is given on or prior to the Limitation Date in accordance with Section 9.4 (other than Losses based upon, arising out of or otherwise resulting from any inaccuracy in or breach of any representation or warranty of FFHL set forth in Section 3.27 or Section 3.28, in which event the FFHL Indemnifying Parties shall not be released from their indemnification obligations hereunder solely as a result of any Claim Notice with respect to such Losses being given after the Limitation Date).

9.3.             Limitations. Notwithstanding anything to the contrary contained in this Agreement: (a) an Indemnifying Party (as defined below) shall not be liable for any claim for indemnification pursuant to Sections 9.1 and 9.2, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds US$30,000, after which the Indemnifying Party shall be liable only for those Losses in excess of US$30,000. Notwithstanding anything contained in this Agreement, in no event shall any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include, consequential (including lost profits), incidental or indirect damages, or punitive, special or exemplary damages.

9.4.             Notice. A party seeking indemnification pursuant to this Article 9 (an “Indemnified Party”) shall give prompt notice (the “Claim Notice”) to the party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion of any Losses, or the commencement of any Proceeding (including any Third Party Claim), in respect of which indemnity is or may be sought hereunder and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (except to the extent the Indemnifying Party has suffered actual prejudice thereby).

9.5.             Participation in Defense. The Indemnifying Party shall be entitled to assume control of the negotiation, settlement and defense of any Proceeding involving a third party (a “Third Party Claim”) that is reasonably expected to give rise to an indemnification obligation of the Indemnifying Party under this Article 9, at its own expense through counsel of its choice reasonably acceptable to the Indemnified Party. In such case the Indemnified Party shall have the right (but not the duty) to participate in the defense thereof, and to employ counsel, at its own expense, separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof. The Parties hereto shall reasonably cooperate in the defense or prosecution thereof and shall furnish, or cause to be furnished, such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. The Indemnifying Party shall not, without the written consent of the Indemnified Party (not to be unreasonably withheld, delayed or conditioned), (a) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a written release from all liability in respect of such Third Party Claims, (b) settle or compromise any Third Party Claim that involves any injunctive, equitable or other non-monetary relief or requires an Indemnified Party to admit liability or wrongdoing or (c) settle or compromise any Third Party Claim that would result in any payment of monetary damages by any Indemnified Party.

9.6.             Settlement. The Indemnifying Party shall not be liable under this Article 9 for any settlement in respect of a Third Party Claim effected without its consent (which consent shall not be unreasonably withheld, delayed or conditioned) of any Proceedings in respect of which indemnity may be sought hereunder, unless the Indemnifying Party fails to promptly acknowledge liability for indemnification under this Article 9 and/or declines to or otherwise fails to timely defend the Indemnified Party in such Proceeding relating to such Third Party Claim.

9.7.             Exclusive Remedy. Following the Closing, indemnification pursuant to the provisions of this Article 9 shall be the sole and exclusive remedies of the Indemnified Parties for any breach of the representations and warranties in this Agreement and for any failure to perform or comply with any covenants and agreements in this Agreement, and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever (including under statute, regulation, common law, in equity or for negligence) in respect thereof, all of which each Party hereby waives to the fullest extent permitted by Law.

Article 10.
TERMINATION AND ABANDONMENT

10.1.          Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the written consent of the Company and FFHL.

10.2.          Termination by either the Company or FFHL. Subject to Section 10.3 below, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(a)                by mutual agreement of the Company and FFHL;

(b)                by the Company or FFHL if any Law, or any final, non-appealable injunction or order shall have been enacted, issued, promulgated, enforced or entered which is in effect and has the effect of prohibiting any of the Transactions, provided, however, that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to the Company or FFHL if the issuance of such Law, injunction or order was primarily due to the breach or failure of either the Company or the Sellers (with respect to Company’s right of termination), or FFHL (with respect to FFHL’s right of termination) to perform in any material respects any of its obligations under this Agreement;

(c)                by FFHL if there has been a breach of any representation or warranty by the Company or the Sellers under this Agreement or any breach of any covenant or agreement by the Company or the Sellers under this Agreement that, in any case, would give rise to the failure of any condition set forth in Article 7 to be satisfied, and such breach is not cured within ten (10) Business Days upon delivery of written notice thereof from FFHL; provided, however, that FFHL shall have no right to terminate this Agreement pursuant to this Section 10.2(c) if FFHL shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements under this Agreement;

(d)                by the Company if there has been a breach of any representation or warranty by FFHL under this Agreement or any breach of any covenant or agreement by FFHL under this Agreement that, in any case, would give rise to the failure of any condition set forth in Article 8 to be satisfied, and such breach is not cured within ten (10) Business Days upon delivery of written notice thereof from the Company; provided, however, that the Company shall have no right to terminate this Agreement pursuant to this Section 10.2(d) if the Company or the Sellers shall have materially breached or failed to perform any of their representations, warranties, covenants or agreements under this Agreement;

(e)                by FFHL or the Company, upon written notice to the other Party, if the Closing has not been consummated by June 30, 2021, provided, however, that the right to terminate this Agreement under this Section 10.2(e) shall not be available to the Company or FFHL if the Company’s or the Sellers’s (with respect to the Company’s right of termination) or FFHL’s (with respect to FFHL’s right of termination) failure to fulfill any obligation or other breach under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date;

(f)                 by FFHL upon written notice to the Company within ten (10) Business Days after FFHL’s receipt of the fairness opinion or valuation report referred to in Section 7.11 hereof, if such opinion or report indicates that the condition to Closing contained in Section 7.11 hereof would not be satisfied, in which case the provisions of Section 11.2(b) shall apply; or

(g)                by FFHL or the Company if the NASDAQ Approval is required and NASDAQ has refused to grant the NASDAQ Approval.

10.3.          Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the Transactions by the Company or FFHL pursuant to this Article 10, written notice thereof will be given to all other parties and this Agreement will terminate and the Transactions will be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein, each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any Party; provided, that no such termination shall relieve any Party hereto from liability for a breach of any of its covenants or agreements or its representations and warranties contained in this Agreement prior to the date of termination, and provided, further, that Section 6.2, this Section 10.3 and Article 11 shall survive any such termination.

Article 11.
MISCELLANEOUS PROVISIONS

11.1.          Survival of Representations, Warranties and Covenants. Subject to Sections 9.1 and 9.2, all of the representations, warranties and covenants in this Agreement shall survive the Closing.

11.2.          Expenses. (a) Except for the Company’s paying FFHL’s expense of up to $810,000 or as provided in paragraph (b) below, each Party will bear its own costs and expenses relating to the Transactions, including without limitation, fees and expenses of legal counsel, accountants, investment bankers, brokers or finders, printers, copiers, consultants or other representatives for the services used, hired or connected with the Transactions.

(b)       In the event that FFHL terminates this Agreement pursuant to Section 10.2(f), FFHL shall promptly, and in any event within twenty (20) Business Days after delivery of notice of such termination, reimburse the Company and the Sellers for all reasonable costs and expenses relating to the Transactions incurred by them prior to the date of such termination, including without limitation, fees and expenses of legal counsel, accountants, investment bankers, brokers or finders, printers, copiers, consultants or other representatives for the services used, hired or connected with the Transactions.

11.3.          Amendment and Modification. This Agreement may be amended or modified only by mutual consent of all of the Parties. All such amendments and modifications to this Agreement must be in writing and duly executed by all of the Parties.

11.4.          Waiver of Compliance; Consents. Any failure of a Party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by FFHL, on the one hand, and the Company, on the other, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy will preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a Party, such consent will be given in writing in the same manner as for waivers of compliance.

11.5.          Third Party Beneficiaries. Nothing in this Agreement will entitle any person or entity other than a Party hereto, and his, her or its respective successors and assigns permitted hereby to rely upon any of the representations or warranties contained herein or to any claim, cause of action, remedy or right of any kind.

11.6.          Notices. All notices, requests, demands and other communications required or permitted hereunder prior to the Closing will be made in writing and will be deemed to have been duly given and effective: (i) on the date of delivery, if delivered personally; or (ii) on the date of transmission, if sent by email, facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment, or to such other person or address as a Party will furnish to the other Parties in writing in accordance with this subsection.

If to the Company:

Enesoon New Energy Limted

8/F Chinese Academy of Science and Technology Development Incubator Bldg.

High-tech Sougth 1st Road, Nashan District, Shenzen

Guangdong Province

People’s Republic of China

with a copy to:

Ellenoff Grossman and Schole LLP

1345 Avenue of the Americas

New York, New York 10105

Attn: Richard I. Anslow

Tel: (212) 370-1300

or to such other person or address as the Company will furnish to the other parties hereto in writing in accordance with this subsection.

If to FFHL:

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road, Weifang

Shangdong Province

People’s Republic of China

with a copy to:

Jie (Jeffrey) Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

47/F Park Place

1601 Nanjing Road West, Shanghai 200040

People’s Republic of China

Telephone: +86 21 6109 7000

11.7.          Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned (whether voluntarily, involuntarily, by operation of law or otherwise) by any of the Parties without the prior written consent of the other Parties.

11.8.          Counterparts. This Agreement may be executed simultaneously in one or more counterparts, including facsimile transmissions, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11.9.          Electronic Delivery. The Parties may execute copies of this Agreement and delivery by email, facsimile, or other electronic means shall be deemed to be delivery of an executed Agreement.

11.10.      Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and will not constitute a part hereof.

11.11.      Entire Agreement. This Agreement, the schedules, the FFHL Disclosure Schedule, the Company Disclosure Schedule and the exhibits and other writings referred to in this Agreement or in the FFHL Disclosure Schedule, the Company Disclosure Schedule or any such exhibit or other writing are part of this Agreement, together embody the entire agreement and understanding of the parties hereto in respect of the Transactions and together they are referred to as this “Agreement” or the “Agreement.” There are no restrictions, promises, warranties, agreements, covenants or undertakings, other than those expressly set forth or referred to in this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the Transactions. Provisions of this Agreement will be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement, provided, however, that if any such provision becomes invalid or unenforceable under applicable Law such provision will be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement will continue in full force and effect.

11.12.      Governing Law. This Agreement shall be governed by, and construed in accordance with, the State of Delaware, without regard to conflicts of laws principles thereunder.

11.13.      Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the termination of this Agreement in accordance with Article 10, each Party shall be entitled to specific performance of the terms hereof. It is accordingly agreed that prior to such termination, each Party shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement, this being in addition to any other remedy to which each Party is entitled at law or in equity.

11.14.      Insurance. FFHL shall, as of the Closing, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of FFHL’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Closing with respect to any claim related to any period or time at or prior to the Closing from an insurance carrier with the same or better credit rating as FFHL’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under FFHL’s existing policy with respect to any matter claimed against a director or officer of FFHL or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the transactions or actions contemplated hereby).

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Enesoon New Energy Limited,
a British Virgin Islands company

/s/ Mingli Chen
Director

Fuwei Films (Holdings) Co., Ltd., a Cayman Islands company

/s/ Lei Yan
Director

Enesoon New Energy (Shenzhen) Co., Ltd

/s/ Mingli Chen
Director

SELLERS:

Enesoon Investment Limited, as the Majority Seller

By:	/s/ Mingli Chen
Name: Mingli Chen
Title: Director

Chinabox International Limited

By:	/s/ Shaoping Lu
Name: Shaoping Lu
Title: Director

Solar Sky Holdings Limited (BVI)

By:	/s/ Mingli Chen
Name: Mingli Chen
Title: Director

Pinnacle Green Tech Limited (BVI)

By:	/s/ Tianping Qin
Name: Tianping Qin
Title: Director

Hong Lin Limited (BVI)

By:	/s/ Shulan Zeng
Name: Shulan Zeng
Title: Director

Shine Peace Holding Development Limited (BVI)

By:	/s/ Guang Zhao
Name: Guang Zhao
Title: Director

Sunrise Worldwide Investment Holdings Limited

By:	/s/ Qin Yang
Name: Qin Yang
Title: Director

Like Solar Assets Limited (BVI)

By:	/s/ Ke Li
Name: Ke Li
Title: Director

Forun Technologies, Inc.

By:	/s/ Changhua Qiu
Name: Changhua Qiu
Title: Director

SCHEDULE A

Name of Seller	Company Shares Owned by Seller	Company Shares to be Sold by Seller	Purchase Price Shares to be Issued to Seller
Enesoon Investment Limited	58,321,500	58,321,500	58,321,500
Chinabox International Limited	14,603,189	14,603,189	14,603,189
Solar Sky Holdings Limited (BVI)	11,265,122	11,265,122	11,265,122
Pinnacle Green Tech Limited (BVI)	8,396,600	8,396,600	8,396,600
Hong Lin Limited (BVI)	6,857,100	6,857,100	6,857,100
Shine Peace Holding Development Limited (BVI)	4,534,400	4,534,400	4,534,400
Sunrise Worldwide Investment Holdings Limited	3,455,556	3,455,556	3,455,556
Like Solar Assets Limited (BVI)	3,390,644	3,390,644	3,390,644
Forun Technologies, Inc.	287,000	287,000	287,000
TOTAL:	111,111,111	111,111,111	111,111,111